Mercedes-Benz Auto Receivables Trust 2025-1
Investor Report
Collection Period Ended   31-Jan-2025

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Dec-2024	31-Jan-2025		
Determination Date	13-Feb-2025			
Record Date	14-Feb-2025			
Distribution Date	18-Feb-2025			
Interest Period of the Class A-1, A-2B Notes (from... to)	23-Jan-2025	18-Feb-2025	Actual/360 Days	26
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	23-Jan-2025	15-Feb-2025	30/360 Days	22

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	228,300,000.00	228,300,000.00	136,295,327.26	92,004,672.74	402.999005	0.597001
Class A-2A Notes	155,680,000.00	155,680,000.00	155,680,000.00	0.00	0.000000	1.000000
Class A-2B Notes	355,000,000.00	355,000,000.00	355,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	480,680,000.00	480,680,000.00	480,680,000.00	0.00	0.000000	1.000000
Class A-4 Notes	90,410,000.00	90,410,000.00	90,410,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,070,000.00**	**1,310,070,000.00**	**1,218,065,327.26**	**92,004,672.74**		
Overcollateralization	33,599,469.69	33,599,469.69	33,591,736.74			
Adjusted Pool Balance	1,343,669,469.69	1,343,669,469.69	1,251,657,064.00			
Yield Supplement Overcollateralization Amount	56,330,004.86	56,330,004.86	52,476,552.59			
Pool Balance	**1,399,999,474.55**	**1,399,999,474.55**	**1,304,133,616.59**			

	Amount	Percentage
Initial Overcollateralization Amount	33,599,469.69	2.50%
Target Overcollateralization Amount	33,591,736.74	2.50%
Current Overcollateralization Amount	33,591,736.74	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	92,004,672.74	402.999005
Class A-2A Notes	4.500000%	428,120.00	2.750000	428,120.00	2.750000
Class A-2B Notes	4.671650%	1,197,759.15	3.373969	1,197,759.15	3.373969
Class A-3 Notes	4.780000%	1,404,119.69	2.921111	1,404,119.69	2.921111
Class A-4 Notes	4.920000%	271,832.73	3.006667	271,832.73	3.006667
Total		**$3,301,831.57**		**$95,306,504.31**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	93,779,887.94	(1) Total Servicing Fee	2,333,332.46
Interest Collections	18,490,528.93	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	1,341,215.05	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	0.00		
Purchase Amounts	42,562.77	(3) Interest Distributable Amount Class A Notes	3,301,831.57
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	105,978.91	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**113,760,173.60**	(6) Regular Principal Distributable Amount	92,004,672.74
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**113,760,173.60**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	16,120,336.83
		Total Distribution	**113,760,173.60**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	2,333,332.46	2,333,332.46	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,301,831.57	3,301,831.57	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	428,120.00	428,120.00	0.00
thereof on Class A-2B Notes	1,197,759.15	1,197,759.15	0.00
thereof on Class A-3 Notes	1,404,119.69	1,404,119.69	0.00
thereof on Class A-4 Notes	271,832.73	271,832.73	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,301,831.57	3,301,831.57	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	92,004,672.74	92,004,672.74	0.00
Aggregate Principal Distributable Amount	92,004,672.74	92,004,672.74	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,173.67
Reserve Fund Amount - Beginning Balance	3,359,173.67
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,309.83
minus Net Investment Earnings	3,309.83
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,173.67
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,309.83
Net Investment Earnings on the Collection Account	102,669.08
Investment Earnings for the Collection Period	105,978.91

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $226M (15.8%), Class A-2A Notes $156M (10.8%), Class A-2B Notes $355M (24.7%), Class A-3 Notes $481M (33.5%), Class A-4 Notes $90M (6.3%), Certificates $127M (8.8%), Total $1,435M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $71,746,224, according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,399,999,474.55	29,020
Pool Balance beginning of Collection Period	1,399,999,474.55	29,020
Principal Collections	49,285,333.90	
Principal Collections attributable to Full Pay-offs	44,494,554.04	
Principal Purchase Amounts	42,315.42	
Principal Gross Losses	2,043,654.60	
Pool Balance end of Collection Period	1,304,133,616.59	28,031
Pool Factor	93.15%	

	As of Cutoff Date	Current
Weighted Average APR	7.95%	7.97%
Weighted Average Number of Remaining Payments	57.50	54.94
Weighted Average Seasoning (months)	9.98	12.37

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,299,090,127.01	27,942	99.61%
31-60 Days Delinquent	3,853,502.73	71	0.30%
61-90 Days Delinquent	1,189,986.85	18	0.09%
91-120 Days Delinquent	0.00	0	- %
Total	1,304,133,616.59	28,031	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.091%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,043,654.60	43	2,043,654.60	43
Principal Net Liquidation Proceeds	1,336,421.43		1,336,421.43	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	707,233.17		707,233.17	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.314%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.314%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.051%
Average Net Loss / (Gain)	16,447.28

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.